

Mail Stop 7010

December 18, 2008

Ms. Kimberly D. Gant
CFO and Senior VP
Willdan Group, Inc.
2401 East Katella Ave., Suite 300
Anaheim, CA 92806

      RE: Form 10-K for the fiscal year ended December 28, 2007
             Forms 10-Q for the periods ended March 28, 2008, June 27, 2008 and
             September 26, 2008
             File No. 1-33076

Dear Ms. Gant:

      We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 28, 2007

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

General

2. Please expand MD&A to provide a discussion of recent economic events and their current and expected future impact on your operations, financial position and liquidity. This disclosure should provide detailed information on expected trends, management's response for managing these events, potential future actions by management and other detailed information. Expand your liquidity discussion to address the expected impact to current and future cash flows and how you expect recent economic events, including the credit shortage, may or may not affect other sources of liquidity.

Critical Accounting Policies, page 29

3. In the interest of providing readers with a better insight into management's judgments in accounting for goodwill, please consider disclosing the following:
   - The reporting unit level at which you test goodwill for impairment and your basis for that determination;
   - A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes; and
   - If applicable, how the assumptions and methodologies used for valuing goodwill in the current year have changed since the prior year highlighting the impact of any changes.

Liquidity and Capital Resources, page 35

4. We note your credit agreement contains covenants to maintain a minimum tangible net worth, a minimum net income, a minimum asset coverage ratio and a maximum ratio of total funded debt to EBITDA. We also note that as of the quarter ended September 26, 2008 you were in violation of your affirmative covenant that requires you to have net income after taxes not less than $1.00 for any fiscal quarter that immediately follows a fiscal quarter in which you failed to maintain net income after taxes of not less than $1.00. As such, please disclose here or elsewhere in the filing the specific terms of any material debt covenants in your debt agreements. For any material debt covenants, please disclose the required ratios/amounts as well as the actual ratios/amounts as of each reporting date. This will allow readers to understand how much cushion there is between the required ratios/amounts and the actual ratios/amounts. Please also consider showing the specific computations used to arrive at the actual ratios/amounts with

corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

5. Please also clarify here and in Note 6 whether your financial covenants are maintained on an annual and/or quarterly basis.

Item 8 – Financial Statements and Supplementary Data

Note 2 – Summary of Significant Accounting Policies, page F-7

6. We note your disclosure on pages 29 and F-9 that direct costs of contract revenue does not include depreciation and amortization. As such, please also revise your description of direct costs of contract revenue on the face of your statements of operations and elsewhere throughout the filing to read somewhat as follows: "Direct costs of contract revenue (exclusive of depreciation and amortization shown separately below)." See SAB Topic 11:B.

Exhibit 31 – Certifications

7. We note that the certifying individuals included their titles in the introductory sentence of the certifications required by Item 601(b)(31) of Regulation S-K. Confirm that the individuals certified the reports in their individual capacities and remove their titles from the introductory sentence of the certifications required by Item 601(b)(31) of Regulation S-K.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 26, 2008

General

8. Please address the above comments in your interim filings as well, as applicable.

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief